SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD MARCH 4TH, 2008

DATE, TIME AND PLACE: March 4th, 2008, at 2:30pm, in the city and State of Rio de Janeiro.

ATTENDANCE: Messrs. Giorgio della Seta Ferrari Corbelli Greco, Stefano Ciurli, Mario Cesar Pereira de Araujo, Francesco Saverio Locati, Isaac Selim Sutton, Maílson Ferreira da Nóbrega, Josino de Almeida Fonseca, representing all members of Board of Directors of the Company. Mr. Stefano Ciurli attended the meeting by means of conference call as provided for in section 29, paragraph second, of the By-laws. Also attended the meeting Messrs. Celso Giacometti, Vicente de Paulo Barros Pegoraro and Miguel Roberto Gherrize, all members of the Company’s Statutory Audit Committee, as set forth in section 163, paragraph 3 of Law 6.404/76. Mr. Gianandrea Castelli Rivolta (Financial and Investor Relations Director), Mrs. Katia Nozela (Financial Department) and the independent auditors Directa Auditores and Ernst & Young Auditores Independentes, auditors of the Company and of its controlled companies, TIM Celular S.A. and TIM Nordeste S.A., also attended.

BOARD: Mr. Giorgio della Seta Ferrari Corbelli Greco – Chairman; and Mrs. Alessandra Catanante – Secretary.

AGENDA: (1) examine, discuss and approve the management report and the financial statements of the Company for the year ending December 31st, 2007; (2) examine, discuss and approve the proposal for the allocation of the results related to 2007 fiscal year and distribution of dividends of the Company; (3) examine, discuss and approve the management proposal for the Company’s capital increase; (4) examine, discuss and consider the proposed compensation of the members of the Statutory and Audit Committee; (5) examine, discuss and approve the proposed compensation of the management; (6) examine, discuss and approve the engagement of the Independent Auditors for the year 2008; (7) examine, discuss and approve the proposed budget of the Company; (8) approve the convening of Ordinary and Extraordinary Shareholders’ Meeting, to decide upon matters listed on items (1) (2) (3) (4) (5) above; (9) Closing of SOX; (10) examine, discuss and approve the proposal for capital funding for the period of 2008; and (11) other relevant matters.

RESOLUTIONS: Upon review and discussion of the matters included in the Agenda, the Board Members resolved to: (1) approve, by unanimous votes, and without any restriction, the financial statements of the Company as of December 31st, 2007, which were the submitted to a limited review by the independent auditors of the Company, Directa Auditores; (2) approve, by unanimous votes, and without any restriction, the management proposal for the allocation of the results related to 2007 fiscal year and the distribution of dividends by the Company, according to the attached proposal; (3) approve, by unanimous votes, and without any restriction, the Company’s capital increase proposal, with the issuance of new shares, upon the capitalization of a portion of the Special Goodwill Reserve corresponding to the amount of the fiscal benefit accrued by the Company’s subsidiaries during the fiscal year 2007, such benefit resulting from the amortization of the goodwill accounted by the subsidiaries in the year 2000, being R$37,904,239.62 (thirty seven million, nine hundred and four thousand and two hundred and thirty-nine reais and sixty two cents) related to TIM Celular S.A. and R$25,180,628.40 (twenty-five million, one hundred eighty thousand, six hundred twenty eight reais and forty cents) related to TIM Nordeste S.A. (4) following presentation from the Human Resources Director and the relevant discussions, it has been considered in favor of the proposed compensation of the members of the Statutory and Audit Committee for the fiscal year 2008, according to the attached proposal. It is hereby stated that this proposal will be submitted for deliberation of the Ordinary and Extraordinary Shareholders’ Meeting to be convened as stated on item (8) below; (5) following presentation from the Human Resources Director and the relevant discussions, it was unanimously approved, the proposed compensation of the management of the Company for the fisscal year 2008, according to the attached proposal. It is recorded that this proposal will be submitted for deliberation of the Ordinary and Extraordinary Shareholders’ Meeting to be convened as stated on item (8) below; (6) approve, by unanimous votes, and without any restriction, the engagement of the independent auditors, as follows: TIM Participações S.A.: BR GAAP – Directa, US GAAP and IFRS - Ernst & Young; TIM Celular SA and TIM Nordeste S.A.: BR GAAP - Ernst & Young; (7) in the terms of the material drafted by the Officers and delivered to the members of the Board of Directors, approve, unanimously and without any restriction, the budget of the Company and its subsidiaries for the period 2008, and the highlights of the budget for 2009 and 2010; (8) approve the call of the Company’s Ordinary and Extraordinary Shareholders’ Meeting to be held on first call on April 11th, 2008, at 11am, to deliberate upon matters listed on items (1) (2) (3) (4) and (5) above; (9) after presentation performed by Mrs. Debora Soares and the discussions relevant to the closing of SOX procedures, the embers of the Board were duly acknowledged of the outcomings of the project; (10) as stated on the documentation presented to the members of the Board, approve the hiring, by the Subsidiaries of the Company, of lines of credit in the maximum value of up to R$ 480,000,000.00 (four hundred and eighty million reais) during the year 2008, for a 1 (one) year period; and (11) no other matter has been raised by the members of the Board of Directors.

CLOSING: With no further issues to discuss, the meeting was closed and these minutes drafted, as summary, and read, approved and signed by the attending Board Members.

Rio de Janeiro (RJ), March 4th, 2008.

Giorgio della Seta Ferrari Corbelli Greco	Alessandra Catanante
Chairman	Secretary

Mario Cesar Pereira de Araújo	Stefano Ciurli
Board Member	Board Member

Francesco Saverio Locati	Maílson da Nóbrega
Board Member	Board Member

Josino de Almeida Fonseca	Isaac Selim Sutton
Board Member	Board Member

Celso Giacometti	Miguel Roberto Gherrize
Statutory Audit Committee Member	Statutory Audit Committee Member

Vicente de Paulo Barros Pegoraro
Statutory Audit Committee Member

MANAGEMENT’S PROPOSAL FOR THE COMPANY’S CAPITAL INCREASE
UPON CAPITALIZATION OF A PORTION OF THE SPECIAL GOODWILL RESERVE

Purpose and Proposal

During the fiscal year of 2007, the Company`s controlled subsidiary, TIM Celular S.A., and indirectly controlled TIM Nordeste S.A. have been granted a fiscal benefit in the total amount of sixty three million, eighty four thousand, eight hundred and sixty eight reais and two cents (R$63,084,868.02), of which thirty seven million, nine hundred and four thousand, two hundred and thirty nine reais and sixty two cents (R$37,904,239.62) relating to TIM Celular S.A. and twenty five million, one hundred and eighty thousand, six hundred and twenty eight reais and forty cents (R$25,180,628.40) relating to TIM Nordeste S.A., which results from the amortization of the goodwill accounted by the controlled companies in the year 2000.

In accordance with CVM Ruling 319/99 and Spin-off and Merger Agreements which address the matter, the portion of the Special Goodwill Reserve corresponding to the aforementioned fiscal benefit shall be capitalized in the subsidiaries, followed by the capitalization in TIM Participações S.A. on behalf of TIM Brasil Serviços e Participações S.A. (hereinafter referred to as “TIM Brasil”), the beneficiary and owner of the mentioned credits (“Credits”).

Capitalization Terms

(i) Amount of the Capital Increase: sixty three million, eighty four thousand, eight hundred and sixty eight reais and two cents (R$63,084,868.02);

(ii) Issuance Price: the issuance price shall be determined at the day immediately before the Extraordinary Shareholders` Meeting which shall resolve on the matter, based on the average of the Company`s quotation at the São Paulo Stock Exchange (Bovespa) during the 10 trading days prior to the mentioned Extraordinary Meeting date (that is, based on the average of the quotations registered at the 10 trading days prior to April 11th, 2008). There shall be an issuance price for the common shares and other issuance price for the preferred shares, and both prices shall be calculated in accordance with the criterion above. The issuance price shall not change during the period reserved for the exercise of the preemptive right by the Company`s shareholders;

(iii) Justification for the Issuance Price: the determination of the issuance price was based on item III, paragraph 1 of the Section 170 of Law 6,404/76. The shares issued by the Company – both common and preferred – are included in the Ibovespa and the determination of the issuance price as set forth in item (ii) above is made to avoid any disruption between the mentioned issuance price and the Company`s shares quotation at the stock exchange;

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(iv) Number and Type of Shares to be Issued: the number of common and preferred shared to be issued by the Company, all book entry and with no par value, shall be defined at the day immediately prior to the Extraordinary Shareholders` Meeting which shall resolve on the capitalization, after the determination of the respective issuance prices. The current ratio of common and preferred shares in the Company´s capital stock shall be kept (34,06% of common shares and 65,94% of preferred shares);

(v) Preemptive Right: the Company`s shareholders shall be entitled to the preemptive right, as set forth in paragraph 2 of Section 171 of Law 6,404/76. TIM Brasil shall subscribe and pay, in cash, the total capital increase, upon the use of the Credits, and therefore there shall be no shares left unsubscribed. In the event any shareholder decides to exercise its preemptive right, the amount paid by such shareholder shall be transferred to TIM Brasil, in accordance with each shareholder ratio in relation to the capital increase proposed herein. The preemptive right shall be exercised within thirty (30) consecutive days, as from the publication of the Minutes of the Extraordinary Shareholders` Meeting which shall resolve on the proposal for capital increase;

(vi) Dividends: the newly issued shares will be entitled to full dividend right and other profits relating to the fiscal year of 2008, but shall not be entitled to any dividend right and/or other profits relating to the fiscal year of 2007, which shall be resolved on the Annual Shareholders` Meeting held on April 11th, 2008.

Considering the approval of the capital increase proposal described herein by the shareholders, the Extraordinary Shareholders` Meeting shall also deliberate on the amendment to the wording of Section 5 of the Bylaws, which addresses the Company´s capital stock.

Rio de Janeiro, March 04th, 2008.

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MANAGEMENT’S PROPOSAL FOR THE ALLOCATION OF THE RESULTS
RELATED TO 2007 FISCAL YEAR AND DISTRIBUTION OF DIVIDENDS

Dear Shareholders,

The Management of TIM Participações S.A. proposes that the Net Profits of the Fiscal Year 2007, in the amount of seventy six million, ninety five thousand, three hundred and ninety reais and thirty one cents (R$76,095,390.31), be applied as follows:

1. Legal Reserve

Pursuant to section 193 of Law 6,404/76, it is mandatory the allocation of five percent (5%) of the Net Profits of the Fiscal Year for the constitution of the Legal Reserve, in the amount of R$3,804,769.52 (three million, eight hundred and four thousand, seven hundred and sixty nine reais and fifty two cents).

2. Dividends

The Company’s Management proposes that the outstanding balance of the Adjusted Net Profits, in the amount of seventy two million, two hundred and ninety thousand, six hundred and twenty reais and seventy nine cents (R$72,290,620.79), be fully distributed as dividends to the Company’s preferred shareholders. The Management also proposes the realization of the outstanding balance of the Reserve for the Expansion of the Business’ account, in the amount of R$139,696,534.90 (one hundred and thirty nine million, six hundred and ninety six thousand, five hundred and thirty four reais and ninety cents) to the preferred shareholders.

	Total	Per share

Priority Dividends calculated upon 25% of the Adjusted Net Profits	18,072,655.20

(+)Complementary Dividends to the Fiscal Year’s Profits	54,217,965.60

(=)Dividends relating to the Fiscal Year’s Profits	72,290,620.79
(+)Distribution of the integrality of the reserve for the expansion of
the business’ account	139,696,534.90

Total of the proposed Dividends (Net Distribution to the preferred shareholders and corresponding to the total balance of the reserve
accounts available to distribution	211,987,155.69	0.1377

The resources necessary to the payment of the dividends to the Company’s shareholders shall be received from the wholly-owned subsidiary TIM Celular S.A., preferably through the reduction of its capital stock.

Rio de Janeiro, March 04th, 2008.

The Management

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 2, 2008	By:	/s/ Gianandrea Castelli Rivolta

Name: Gianandrea Castelli Rivolta
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.